As filed with the Securities and Exchange Commission on November 17, 2005
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
   (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                                 Amendment No. 1

                          DB Hedge Strategies Fund LLC
                                (Name of Issuer)

                          DB Hedge Strategies Fund LLC
                      (Name of Person(s) Filing Statement)

                   Units of Limited Liability Company interest
                         (Title of Class of Securities)
                                    23303Q108
                      (CUSIP Number of Class of Securities)

                                   John H. Kim
                           Director and Senior Counsel
                            Deutsche Asset Management
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 454-6849
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                             John A. MacKinnon, Esq.
                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 839-5300



                                  June 23, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)





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

     This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 23, 2005 by DB Hedge Strategies Fund LLC (the "Fund"), in connection with an offer by the Fund to repurchase up to 7,755 units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits
(a)(1)(ii) and (a)(1)(iii) to the Statement on June 23, 2005.

     This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934, as amended:

     1.   The Offer expired at 12:00 midnight, Eastern Time, on July 27, 2005.

     2. The Valuation Date of the Units tendered pursuant to the Offer was September 30, 2005.

     3. 4,717.13 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer at a net asset value of $1,148.35 per Unit, as determined as of September 30, 2005, for an aggregate purchase price of approximately $5,416,896.37.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             DB HEDGE STRATEGIES FUND LLC


                                             /s/ Marielena Glassman
                                             ---------------------------------
                                             Name: Marielena Glassman
                                             Title: Treasurer

November 17, 2005